Exhibit 99.1

Golden Star Receives PDAC 2018 Environmental & Social Responsibility Award

TORONTO, Nov. 15, 2017 /CNW/ - Golden Star Resources (NYSE American: GSS; TSX: GSC; GSE: GSR) ("Golden Star" or the "Company") is pleased to announce that it has been awarded the 2018 Environmental and Social Responsibility Award by the Prospectors and Developers Association of Canada ("PDAC").

Selected by PDAC's Board of Directors, this award recognizes an organization that demonstrates outstanding initiative, leadership, and accomplishment in establishing and maintaining good relations with local communities and in protecting and preserving the natural environment during an exploration program or operation of a mine.

Golden Star will be honored at an awards ceremony to be held during PDAC's annual convention in Toronto on March 6, 2018.

Sam Coetzer, President and Chief Executive Officer of Golden Star, commented:

"We are very proud to receive the PDAC 2018 Environmental and Social Responsibility Award.  Responsible mining is at the heart of our company and we are committed to working with the highest level of respect for the communities and environments in which we operate.  Whenever I visit our operations I am humbled by the passion and commitment shown by our team to working in a respectful way and ensuring that a positive and sustainable legacy remains beyond the lives of our operations.  In addition to providing a safe workplace, we invest in infrastructure, medical programs and facilities, employment and skills training, education and agricultural programs.  We are also committed to broadening gender diversity at all levels of our company, with women now strongly represented on our Board, in our management team and in our operations teams.  We have had a presence in Ghana for 18 years and we are proud to contribute to the economic growth of the communities, region and country in which we work.  However this award does not just belong to Golden Star, but to all of our partners in Ghana, and to them I give my deepest thanks for working alongside us to create long term, sustainable value for all of our stakeholders."

Other recognition for Golden Star's commitment to corporate responsibility

Golden Star has received several awards for its corporate responsibility efforts in the past.  In 2008 Golden Star was awarded the prestigious Nedbank Capital Green Mining Award for the Company's creation and continuing support of the Golden Star Oil Palm Plantation ("GSOPP").  GSOPP is a social enterprise initiative, funded with $1 per ounce of gold produced.  It employs over 700 people and delivers crop yields that are three times the small-holder average in Ghana.

At the 30th National Farmer's Day Celebrations, GSOPP was recognized with the Best Farm Based Organization Award and a GSOPP participant, Mr. Tuffour Quaicoe, was named Best Oil Palm Farmer.

Golden Star are proud to have been recognized at the Minerals Commission annual awards in the categories of Best Rescue Mine, Best Safe Mine Based on Accident Statistics, Best Mine based on HSE Audit and Best Improved Mine based on Occupational Injury Performance, with our operations rating first, second or third in all of these categories since 2014.

Additionally the Minerals Commission recognized the Wassa Gold Mine ("Wassa") team with three successive annual wins in the national Mines Safety and First Aid Competition from 2014-2016. Wassa's Health and Safety Superintendent, Shamsudeen Sidi Adam, was also presented with the first ever Excellence Achievement award for managing the Wassa team during its three years as champions.

At the inaugural Ghana Mining Industry Awards gala in 2015, Wassa won the Best Performance in Occupational Health and Safety, and underlined this performance in 2016 as first runner up in the category.

Golden Star also achieved recognition at the Ghana Mining Awards in 2016 as first runner up in the category of Corporate Social Investment Project of the Year for the company's Prestea South Mbease Nsuta Community Benefit and Value Retention Initiative.  Through this project, Golden Star supported the formation and licensing of Local Companies in Mining Services ("LOCOMS") as a parent company for 18 locally registered companies. The initiative successfully enhances opportunities for smaller local companies to grow and become more competitive in regards to the provision of mining supply and support services. To date, LOCOMS companies have employed over 250 people directly since its inception, and have been paid over $11m.  In 2016, over 84% of the value of Golden Star Ghana's goods and services was provided by Ghanaian companies.

The Company's Community Relations and Social Responsibility Manager for the Prestea mine, Robert Gyamfi, was also given an award by the Ministry of Trade and Industry in 2016 for his contribution towards the development of a national corporate social responsibility policy for Ghana.

For more information about Golden Star's commitment to being a responsible corporate citizen, please visit www.gsr.com/responsibility or the Golden Star Corporate Responsibility blog, which is called Golden Star in the Community (goldenstarinthecommunity.blogspot.ca).

All monetary amounts refer to United States dollars unless otherwise indicated.

Company Profile:

Golden Star is an established gold mining company that owns and operates the Wassa and Prestea mines situated on the prolific Ashanti Gold Belt in Ghana, West Africa. Listed on the NYSE American, the TSX, and the GSE, Golden Star is strategically focused on increasing operating margins and cash flow through the development of its two high grade, low cost underground mines both in conjunction with existing open pit operations. The Wassa Underground Gold Mine commenced commercial production in January 2017 and the Prestea Underground Gold Mine is expected to achieve commercial production in the fourth quarter of 2017. Gold production in 2017 is expected to be 255,000-280,000 ounces with cash operating costs of US$780-860 per ounce.

SOURCE Golden Star Resources Ltd.

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%CIK: 0000903571

For further information: please visit www.gsr.com or contact: Katharine Sutton, Vice President, Investor Relations and Corporate Affairs, +1 416 583 3800, investor@gsr.com

CO: Golden Star Resources Ltd.

CNW 06:55e 15-NOV-17